Room 4561

December 18, 2006

Najeeb Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

Re: NetSol Technologies, Inc.
         Amendment No. 1 to the Registration Statement on Form S-3
         Filed December 1, 2006
         File No. 333-138103

Dear Mr. Ghauri:

        We have reviewed your amended registration statement and have the following comments.

Form S-3/A

General

1.   We note that 230,863 shares of common stock were added to this registration
        statement in amendment no. 1. According to footnote (5) of the feel table, these
        shares were issued to investors in the 12% Notes as payment for $251,167 in
        accrued interest. You state on page 3 that you "clarified the terms of the
        Convertible Notes to permit payment of the interest, at the Company's discretion,
        in shares of common stock rather than cash." However, Section 5.15(b) of the
        Convertible Note And Warrant Purchase Agreement states that accrued but
        unpaid interest on the Notes through the Exchange Date (as therein defined) is
        due in cash. Moreover, Section 1(a) of the 12% Convertible Note does not appear
        to provide the option for payment of interest expense in shares of common stock.
        Please provide a detailed legal analysis as to whether investors were contractually
        obligated to accept payment of accrued interest in shares of common stock. Your
        analysis should refer to the specific provisions of the financing documents that
        address this issue. If the investors were not contractually obligated to accept
        shares in lieu of cash for these payments, you should provide an analysis of the
        exemption from registration upon which you relied for the issuance of those
        shares and the discussions, if any, you had with the investors relating to the
        inclusion of such shares in this pending registration statement.

Part II

Signatures, page 20

2.   We note your revisions to this page in response to our prior comment. However, Instruction 1 to the signatures section of Form S-3 specifically requires that you indicate the individual signing the registration statement in the capacity of your controller or principal accounting officer, as well as the individuals signing in the capacity of your principal executive officer and principal financial officer. Please refer to the Form and revise accordingly.


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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (818) 222-9197
        Patti L. McGlasson
        General Counsel
        NetSol Technologies, Inc.